UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012
Commission File Number 0-30314

BONTAN CORPORATION INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

NEWS RELEASE

BONTAN AND IPC PARTIES SETTLE THEIR DISPUTES

Toronto, Ontario, July 2, 2012 - Bontan Corporation Inc. (OTCBB: BNTNF) announces that the previously announced settlement agreement dated December 15, 2011 with the IPC Parties (IPC Cayman, International Three Crown Petroleum LLC and  JKP Petroleum Company LLC), as extended from time to time and amended, closed on June 29, 2012.

Under the terms of the revised settlement agreement Bontan received US$5 million at closing and surrendered all its shares in IPC Cayman for cancellation. Bontan and IPC Parties exchanged mutual releases and dismissed all lawsuits against each other and against IPC Oil and Gas Holdings Ltd. (formerly, Shaldieli Ltd.) and certain of its promoters. Closing funds were paid into escrow pending receipt of approvals from the Israel Tax Authority.

As additional consideration, on or before December 31, 2012, based on a revaluation of the surrendered shares to be performed by the IPC Parties, Bontan will either receive (i) at the option of the IPC Parties, either a payment of US$9.625 million or a payment of US$6.625 million plus delivery of a US$3.0 million promissory note due on November 8, 2013, carrying 5% p.a. interest and secured by an IPC guarantee, a 0.15% Overriding Royalty Interest (ORI) and a pledge of 23% of the IPC Shares, or (ii) the right to exercise an option to purchase 49.27% of the issued and outstanding share capital of IPC Cayman on a fully diluted basis for an exercise price of US$4,927.(IPC Cayman currently holds 144,821,469 shares of Shaldieli).

The revised Settlement Agreement includes an obligation to pay Bontan an additional amount based on the increase in value of a specified number of Shaldieli shares, with the obligation guaranteed by IPC and also secured by the 0.15% ORI. This amount is only payable if the value of the specified number of Shaldieli shares is worth more than US$3M. Moreover, the payment may not exceed an additional US$3.0 million. In order for any amounts to be paid under this provision, there would have to be a significant increase in the market price over the current price.

In addition to the above, Bontan has already received US$375,000, a 0.25% ORI and certain other consideration from the IPC Parties.

Kam Shah, CEO comments: "We are pleased that we have come to a mutually satisfactory settlement. Should the project ultimately be successful we will further benefit .Whilst we do not have a new immediate project at this time, we have been offered many new opportunities over the past year and have been carrying out due diligence and evaluation. We would also like to thank our legal team for the considerable effort that went into the negotiations. Our shareholders have been very patient over the last year waiting for final resolution and we now hope that we can reward them with new efforts at enhancing shareholder value."

About Bontan Corporation Inc:

Bontan Corporation Inc. is an oil and gas exploration company that operates and invests in exploration prospects. Through its subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan seeks to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Bontan holds 0.25% ORI on proceeds of production, if any under the two Israeli offshore drilling licenses- Sarah and Myra.

For further information, contact Kam Shah, Chief Executive Officer of Bontan, at (416) 929-1806 and for investor relations contact John Robinson at (416) 860-0211.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan's current views and assumptions about future events and financial performance.  Bontan cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements, include, but are not limited to:  the effect of economic and political developments in Israel and in the Mideast; the risk that the final interpretation of the seismic and other data may show or suggest, or that drilling may ultimately demonstrate, that either or both of the Licenses contain no, or noncommercial amounts of, hydrocarbons; the volatility in commodity prices for crude oil and natural gas; the presence or recoverability of estimated reserves; the potential unreliability or other effects of geological and geophysical analysis and interpretation; government regulation or other action, including the potential change in tax and royalty provisions under active consideration by the Israeli government;potential disruption from terrorist activities or warfare in the region or at the Offshore Israel Project site; general economic conditions; limited market available in Israel for oil and gas that may be found in commercial quantities; other risks generally associated with the exploration and development of international offshore drilling projects in several thousand feet of water; and other risks identified by the press releases and securities filings of the other working interest owners in Israel and other jurisdictions in which such releases and filings are made.

Bontan assumes no obligation and expressly disclaims any duty to update the information in this News Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 2, 2012

BONTAN CORPORATION INC.

By: /s/ Kam Shah
Kam Shah
Chief Executive Officer